P.O Box 810, 1000 AV Amsterdam
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject	Date
ING Groep N.V. Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-14642)	December 17, 2010
Dear Mr. Rosenberg,
We are in receipt of the letter from the Staff of the Securities and Exchange Commission, dated December 7, 2010, regarding our annual report on Form 20-F for the fiscal year ended December 31, 2009. We will be unable to respond to your comments within the ten business days requested in the letter, due to the time and coordination required to collect and analyze the relevant information to respond to the comments in full. Accordingly, we currently anticipate that we will be in a position to submit a response on or about January 15, 2011.
On behalf of ING Groep N.V., I would like to thank you and your colleagues in advance for your understanding for this extension, and please do not hesitate to call me at (011) 31-20-541-8510 or William Torchiana of Sullivan & Cromwell LLP at (011) 33 1 7304-5890 if you have any questions regarding the above.

Very truly yours,
/s/ Hans van Barneveld
Hans van Barneveld
Group Controller

cc:	Mark Brunhofer
Ibolya Ignat
(Securities and Exchange Commission)

William D. Torchiana
Joram M. Lietaert Peerbolte
(Sullivan & Cromwell LLP)

Amstelveenseweg 500, P.O. Box 810, 1000 AV Amsterdam The Netherlands T +31 20 541 85 10 F +31 20 541 85 00	www.ing.com ING Groep N.V., registered office Amsterdam Trade Register no. 33231073 Amsterdam